Aesthetic Medical International Holdings Group Ltd

August 3, 2023

VIA EDGAR

Mr. Kyle Wiley

Ms. Jennifer Thompson

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Aesthetic Medical International Holdings Group Ltd

Form 20-F for the Year Ended December 31, 2022

Filed April 21, 2023

File No. 001-39088

Dear Mr. Wiley and Ms. Thompson:

Aesthetic Medical International Holdings Group Ltd (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated July 21, 2023 regarding its annual report on Form F-20 (the “Form 20-F”) filed on April 21, 2023. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. Disclosure changes made in response to the Staff’s comments will be incorporated in the Form 20-F to be filed for the year ended December 31, 2023.

Form 20-F for the Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 143

1.	We note that during your fiscal year 2022 you were identified by the Commission pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)(2)(A)) as having retained, for the preparation of the audit report on your financial statements included in the Form 20-F, a registered public accounting firm that has a branch or office that is located in a foreign jurisdiction and that the Public Company Accounting Oversight Board had determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Please provide the documentation required by Item 16I(a) of Form 20-F or tell us why you are not required to do so. Additionally, please amend your Form 20-F to provide the disclosures required under Item 16I(b) of Form 20-F. Refer to the Staff Statement on the Holding Foreign Companies Accountable Act and the Consolidated Appropriations Act, 2023, available on our website at https://www.sec.gov/corpfin/announcement/statement-hfcaa-040623.

Response: The Company plans to file an amendment to its Form 20-F for fiscal year 2022 in response to the Staff’s comment, a copy of which is attached herein as Exhibit A. The Company will file the attached 20-F/A once the Staff confirms there is no additional comment.

*             *              *

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We thank the Staff for its review of the foregoing. If you have any questions, please do not hesitate to contact the Company at (+86) 139-2862-0496, or our U.S. legal counsel, Yu Wang at (+852) 3443-1150. If you have further comments, we would appreciate it if you would forward them by electronic mail to us at toby@pengai.com.cn and our counsel Yu Wang at yu.wang@hk.kwm.com or by phone.

Very truly yours,

/s/ Zhou Pengwu
Zhou Pengwu
Chairman and Chief Executive Officer

cc:           Yu Wang, Esq.

King & Wood Mallesons

Exhibit A

Form 20-F/A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report for the transition period from ____________to ____________

Commission file number: 001-39088

Aesthetic Medical International Holdings Group Limited

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of Registrant’s Name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

1122 Nanshan Boulevard

Nanshan District, Shenzhen

Guangdong Province, China 518052

(Address of principal executive offices)

Wu Guanhua, Chief Financial Officer

E-mail: toby@pengai.com.cn

1122 Nanshan Boulevard

Nanshan District, Shenzhen

Guangdong Province, China 518052

Telephone: +86 (755) 2665 0533

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbols	Name of Each Exchange on Which Registered
American depositary shares, each representing three ordinary shares Ordinary shares, par value US$0.001 per share*	AIH	NASDAQ Stock Market LLC

*             Not for trading, but only in connection with the listing of the American depositary shares on The NASDAQ Stock Market LLC.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2022, the issuer had 94,044,740 shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☐ No ☐

EXPLANATORY NOTE

This Amendment No.1 on Form 20-F (“Form 20-F/A”) is being filed to amend the Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission on April 21, 2023 (the “Original Form 20-F”) of Aesthetic Medical International Holdings Group Limited (the “Company”, “we”, “us”, “our” or “our company”). This Form 20-F/A is being filed to add the following paragraphs as “ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS”:

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

(a).          Please see the Certification by the Chief Executive Officer Pursuant to Item 16I(a) of Form 20-F, which has been furnished as Exhibit 15.3 to this Form 20-F/A.

(b).         On June 14, 2022, we were conclusively identified by the SEC a “Commission-Identified Issuer” under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor, a registered public accounting firm that the PCAOB was unable to inspect or investigate completely in 2021, issued an audit report for our fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2022 after we file our annual report on Form 20-F for such fiscal year.

As of the date of the Original Form 20-F, to our best knowledge:

(i)	MY Universe (HK) Limited (“MYU”) held 36,402,570 ordinary shares of our company, representing 27.9% of the total number of ordinary shares issued and outstanding as of the same date. MYU is a company incorporated in Hong Kong, which is wholly owned by Hainan Oriental Jiechuang Investment Partnership (“Jiechuang”). Jiechuang is a limited partnership incorporated in Hainan Province, China, which has two general partners, namely, Shenzhen Lafang Investment Management Co., Ltd. (“LaFang Investment”) and Shenzhen Venture Capital M&A Fund Management (Shenzhen) Co., Ltd. (“SVC”). SVC owned 11.72% of equity interest in Jiechuang. The majority of the equity interest of SVC is collectively and beneficially owned by several government-owned entities of the PRC.

(ii)	none of the governmental entities in the applicable foreign jurisdiction with respect to our registered public accounting firm have a controlling financial interest in us or any of our material operating entities;

(iii)	none of the members of our board of directors or the board of directors of our material operating entities is an official of the Chinese Communist Party; and

(iv)	the currently effective memorandum and articles of association of our company or equivalent organizing documents of our material operating entities do not contain any charter of the Chinese Communist Party, including the text of any such articles or organizing documents.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit	Exhibit title
12.1	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.3	Certification by the Chief Executive Officer Pursuant to Item 16I(a) of Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Aesthetic Medical International Holdings Group Limited

By:	/s/ Zhou Pengwu
Name:	Zhou Pengwu
Title:	Chairman and Chief Executive Officer

Dated:	August 3, 2023

Exhibit 12.1

Certification by the Chief Executive Officer

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Zhou Pengwu, certify that:

1.	I have reviewed this annual report on Form 20-F/A of Aesthetic Medical International Holdings Group Limited;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: August 3, 2023

By:	/s/ Zhou Pengwu
Name:	Zhou Pengwu
Title:	Chief Executive Officer

Exhibit 12.2

Certification by the Chief Financial Officer

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Wu Guanhua, certify that:

1.	I have reviewed this annual report on Form 20-F/A of Aesthetic Medical International Holdings Group Limited;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: August 3, 2023

By:	/s/ Wu Guanhua
Name:	Wu Guanhua
Title:	Chief Financial Officer

Exhibit 13.1

Certification by the Chief Executive Officer

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Aesthetic Medical International Holdings Group Limited (the “Company”) on Form 20-F/A for the year ended December 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Zhou Pengwu, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 3, 2023

By:	/s/ Zhou Pengwu
Name:	Zhou Pengwu
Title:	Chief Executive Officer

Exhibit 13.2

Certification by the Chief Financial Officer

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Aesthetic Medical International Holdings Group Limited (the “Company”) on Form 20-F/A for the year ended December 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Wu Guanhua, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 3, 2023

By:	/s/ Wu Guanhua
Name:	Wu Guanhua
Title:	Chief Financial Officer

Exhibit 15.3

Certification by the Chief Executive Officer

Pursuant to Item 16I(a) of Form 20-F

On June 14, 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on May 16, 2022 with an audit report issued by Union Power HK CPA Limited (“Union Power”), a registered public accounting firm retained by the Company, for the preparation of the audit report on the Company’s financial statements included therein. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file the annual report on the Original Form 20-F.

Based on an examination of its register of members and public filings made by its shareholders, as of December 31, 2022, shareholders held 10% or more of the total outstanding ordinary shares of the Company included MYU (as defined below), Hawyu (HK) Limited, Seefar Global Holdings Limited, Peak Asia Investment Holdings V Limited and Jubilee Set Investments Limited. To the Company’s knowledge, other than MYU, none of the shareholders that hold 10% or more of the total outstanding ordinary shares of the Company are controlled by any government entity in mainland China.

As the Company previously announced on Form 6-K filed on February 16, 2023, the Company closed the private placement entered into and initiated announced on July 20, 2022. As a result, as of April 21, 2023, the date of the Original Form 20-F, Hainan Oriental Jiechuang Investment Partnership (“Jiechuang”), through its wholly-owned subsidiary, MY Universe (HK) Limited (“MYU”), held 36,402,570 ordinary shares of our Company (the “Jiechuang Shares”), representing 27.9% of the total number of ordinary shares issued and outstanding as of the same date. MYU is a company incorporated in Hong Kong. Jiechuang is a limited partnership incorporated in Hainan Province, China, which has two general partners, namely, Shenzhen Lafang Investment Management Co., Ltd. (“LaFang Investment”) and Shenzhen Venture Capital M&A Fund Management (Shenzhen) Co., Ltd. (“SVC”). The majority of the equity interest of SVC is collectively and beneficially owned by several government-owned entities of the PRC.

Pursuant to the Limited Partnership Agreement of Jiechuang, LaFang Investment acts as the executive general partner and is responsible for directing and managing the day-to-day operations and shall act as a legal representative for Jiechuang vis-a-vis third parties. LaFang Investment’s responsibilities with regard to Jiechuang include but not limited to, (i) executing investment, (ii) procurement, management and disposal of assets; (iii) directing and managing day-to-day operations and (iv) execution, delivery and performance contracts. Conversely, SVC, as a general partner, has the right to (a) monitor the opening, maintenance and cancellation of bank accounts on behalf of Jiechuang and (b) receive prior notice from LaFang Investment and give written consent over certain matters, including but not limited to decisions made by LaFang Investment related to investment, legal proceeding, and contractual obligations.

In addition, Shenzhen Luohu Red Earth Venture Capital Asset Management Limited (“Red Earth”) acts as a manager of Jiechuang. Red Earth is mainly responsible for fund management related matters, including but not limited to procuring limited partners, fund raising, evaluating investment opportunities and monitoring invested companies. Red Earth is a government-owned enterprise.

Furthermore, pursuant to the shareholder agreement among the Company, Jiechuang and certain other shareholders entered into on July 20, 2022, the board of directors of our Company shall be no more than eleven members, and Jiechuang has the right to nominate four directors of our Company.

Based on the analyses below, the board of Directors of the Company is of the view that it is not owned or controlled by a governmental entity in mainland China by nature of beneficiary ownership of the Jiechuang Shares as of the date of the Original Form 20-F, in particular because as beneficiary owners of Jiechuang, LaFang Investment is capable of exerting more direct and substantive influence on our Company than SVC in relation to the Jiechuang Shares:

(i)	LaFang Investment, as the executive general partner of Jiechuang, is responsible for directing and managing the day-to-day operations, including making decisions on voting and the disposal of the Jiechuang Shares. Such decisions will be initiated by LaFang Investment in its discretion, and SVC’s consent right is in comparison passive and protective in nature;

(ii)	As of the date of this Form 20-F/A, Jiechuang did not nominate any director to the board of directors of the Company. Jiechuang has indicated to the Company that if and when Jiechuang designates nominees for directors of the Company, the nomination will be made by LaFang Investment subject to notification to and consent by SVC; and

(iii)	Red Earth’s role as a manager of Jiechuang focuses on fund management of Jiechuang and not the decision making and direction of voting in relation to the Jiechuang Shares.

Based on the analysis above, the board of Directors of the Company believes that it is not owned or controlled by a governmental entity in mainland China.

Date:	August 3, 2023

By:	/s/ Zhou Pengwu
Name:	Zhou Pengwu
Title:	Chairman and Chief Executive Officer